

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Reid French
EVP, Corporate Development
1.256.730.2602
reid.french@intergraph.com

Intergraph Announces 3.8 Million Share Accelerated Stock Buyback
Shares Repurchased for $100 Million Subject to Adjustment

HUNTSVILLE, Ala., July 28, 2004 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of software and services for the management and visual representation of complex information, today announced the Company repurchased 3,797,949 shares from Goldman, Sachs & Co. in a private transaction in connection with an Accelerated Stock Buyback (ASB). The shares were repurchased for an upfront payment of $100 million or $26.33 per share, subject to a market price adjustment provision based on the volume weighted market trading price over the next nine months.

Since late 2001, Intergraph has repurchased more than 20 million shares of common stock for approximately $485 million under the open market repurchase program and a modified Dutch tender offer in 2003. Giving effect to the ASB, the Company has approximately $28 million remaining under its $250 million repurchase program (subject to any accelerated buyback adjustments from today's transaction).

"I am pleased to announce that earlier today we repurchased 3.8 million shares through an Accelerated Stock Buyback (ASB) pursuant to our existing share repurchase program," said Halsey Wise, Intergraph President & CEO. "As we evaluated our potential uses of cash, we determined that such a share repurchase is a responsible and prudent use of cash. We believe such actions are evidence that Intergraph's Board and management team understand our responsibility to deploy capital in value-enhancing ways."

As announced separately today, Intergraph's revenue for the second quarter was $138.4 million, an increase of 8.6% from $127.3 million reported in the second quarter of 2003. For the six months ended June 30, 2004, revenue was $271.3 million, an increase of 9.4% from $247.9 million reported in the same period of 2003. Operating income for the quarter was $9.5 million, or 6.9% of revenue, compared to $2.9 million, or 2.2% of revenue, reported in the second quarter of 2003. For the six months ended June 30, 2004, operating income was $17.7 million, or 6.5% of revenue, compared to $7.1 million, or 2.9% of revenue, reported in the same period of 2003.

About Intergraph

Intergraph is a leading global provider of software and services for the management and visual representation of complex information. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Governments and businesses in over 100 countries around the world rely on our technology and services to support better and faster operational decisions. Intergraph's stock trades on the NASDAQ stock market under the symbol INGR, and the Company can be found on the Web at www.intergraph.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the "Company"), financial guidance, including any projections about revenues, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; the Company's ability to win new orders; and any statements of the plans, strategies, expectations and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes or rulings in our ongoing efforts to protect our intellectual property, including the Company's claims against Hewlett-Packard Co.™ or their countersuits against the Company, and other ongoing and potential litigation and patent enforcement efforts, the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock and any adjustment relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.